

By Electronic Mail

December 31, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Innovator ETFs Trust
        Issuer CIK: 0001415726
        Issuer File Number: 333-146827/811-22135
        Form Type: 8-A12B
        Filing Date: December 31, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Innovator U.S. Equity Accelerated Plus ETF – January (XTJA)
- Innovator Growth Accelerated Plus ETF – January (QTJA)
- Innovator U.S. Equity Accelerated ETF – January (XDJA)
- Innovator U.S. Equity Accelerated 9 Buffer ETF – January (XBJA)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications